UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 16, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code no. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (the “Company”), in addition to the Material Facts released on July 26, 2018 and January 14, 2019, and to the Notices to the Market released on August 23, 2018, October 03, 2018 and December 21, 2018 hereby communicates to the market that it will perform on January 17, 2019 the payment of the total amount of R$ 16,859,683.99 as premium over the updated nominal value of the Agribusiness Receivables Certificates (“CRAs”) backed by securities issued by the Company to the series which, at General Meetings of CRAs holders, have previously consented with the corporate reorganization involving the Company and Suzano Papel e Celulose S.A., as disclosed in the Material Fact released on March 16, 2018 and concluded on January 14, 2019.

The Company reinforce by means of the release of this Notice to the Market, its commitment to transparency with its shareholders and investors.

São Paulo, January 16, 2019

Marcelo Feriozzi Bacci

Investor Relations Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2019

Fibria Celulose S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director

3